4340 E Kentucky Ave

Suite 206

Glendale, CO  80246

www.nexienbiopharma.com

OTC QB: NXEN

December 5, 2018

Dear Nexien BioPharma shareholders and friends,

Since May 9, 2018, when Alain Bankier sent out the last shareholder letter, we have been very busy at Nexien BioPharma (“Nexien” or the “Company”) building the foundation for a bio-pharmaceutical company. This joint letter from Alain, the former CEO and now Executive Board Chair, and Alex Wasyl, our current CEO and Board member, will help highlight some of the recent events at Nexien. We will discuss some of our ongoing R&D programs, which is the core of our company, later in the letter, but first let us touch on some other key topics.

One of the more obvious changes has been the name change to Nexien BioPharma. The Company felt that Nexien was a better name to be reflect our corporate vision and personality as a “next generation” pharmaceutical company, rather than a cannabis company. To be clear, we are a pharmaceutical company using cannabinoids as our Active Pharmaceutical Ingredients (“API’s”) and we operate the same way that any pharmaceutical company functions with respect to operating within FDA and DEA sanctioned pathways for scheduled compounds. We develop proprietary intellectual property (“IP”), we file provisional patents around that IP, and we do our research with third party, federally licensed laboratories and pharmaceutical research centers. The research data increases the strength of the patents, so that they are more readily granted, in addition to bringing us further through the FDA pathway of pre-clinical and clinical research roadmaps in which we operate. In our entire supply chain, the API’s are only handled by federally licensed partners, many of which are prestigious academic or private research and formulation partners.

Another area of interest with many shareholders is our application for listing our Company on the Canadian Stock Exchange (“CSE”), which is moving ahead and may be taking a little longer than planned, in part, due to our recent acquisition of CRx Bio. While we do not have specific visibility on the actual listing date, our Canadian regulatory advisors have assured us that we are on course in the application process.

The acquisition of CRx Bio Holdings, LLC (“CRx”) which closed on October 26, 2018, was a major event in the short corporate life of Nexien. Nexien decided to acquire CRx for three major reasons:

First, CRx has the same mission and objectives as Nexien, which is to undertake research and development of pharmaceutical cannabinoid-based formulations to produce ground breaking, FDA compliant therapeutics and novel delivery thereof. As a result, the R&D work that both Nexien and CRx are undertaking are conceptually similar and by combining forces we achieve synergy and immediate economies of scale for certain key aspects of our R&D efforts.

Second, CRx has a very interesting portfolio of pending patents, which are complementary to the Nexien patent portfolio. The CRx patents are focused around novel delivery systems for the relief of convulsive disorders (such as epilepsy), chronic traumatic encephalopathy, and targeted pain conditions, while the legacy Nexien IP is related to proprietary formulations to reduce the effects of Organophosphate/Carbonate Toxicity, Myotonic Dystrophy and other orphan indications, Restless Leg Syndromes (“RLS”), Sexual Dysfunction.

Third, and most important, CRx has a management team that is very complementary to the Nexien senior management team. By merging the two teams, we gave created a very strong business, legal, science, and experienced pharmaceutical industry team that is unparalleled in the cannabinoid pharmaceutical industry for companies of our size.

CRx was co-founded by Alex Wasyl, a serial entrepreneur and cannabinoid science expert. Alex has been involved in life sciences and cannabinoid research for over 10 years, in an industry where 5-year involvement is considered experienced.

Alain has been the interim CEO of Nexien since early March 2018, and as a result of this acquisition, has resumed his role of Chief Strategy Officer and Executive Chair of the Board of Directors. Alex has taken on the role of Chief Executive Officer and has also joined the Board of Directors.

Over the last month, the two teams have worked very hard to merge into one consolidated group and we are very pleased with the rapid progress that we have accomplished during the post-acquisition transition period.

One final and very significant point is that all members of the combined management team are significant shareholders and no one is being paid any cash compensation at this time. By the terms of the Asset Purchase Agreement, management will not receive cash compensation until the Company has achieved a capital raise of at least $5.0 million. In addition, all of management (and affiliate shares) will be escrowed for three years (with pre-planned releases) upon being listed on the CSE. With the steadfast goal of being a pharmaceutical industry leader in the cannabinoid therapeutics space, we want to thank our shareholders who believe in our long-term vision.

Here is a quick recap of the new management structure (detailed bios are available on the website at www.nexienbiopharma.com.

●	Alex Wasyl: Chief Executive Officer and Member of Board of Directors;

●	Alain Bankier: Executive Chairman of the Board and Chief Strategy Officer;

●	Robert I Goldfarb: Chief Operating Officer;

●	Evan Wasoff CPA: Chief Financial Officer;

●	Frank J Manganella: VP Corporate Development and Board of Director Observer;

●	Dr. Joseph Aceto, PhD., Esq.: VP Legal & Intellectual Property Counsel;

●	Jeremy Reeh, MS., MBA.: VP Translational Research.

With this reinforced management team (and the science advisory team), we are building a strong platform to undertake not only the existing R&D efforts in Myotonic Dystrophy (“DM”) and Organophosphate/Carbonate Toxicity, but also some of the new and exciting research that has been spearheaded by CRx with an Ivy League Medical School Neurology Department.

During the last month, Nexien BioPharma has filed 8Ks and press releases around the following strategic developments (please note these are available on our website www.nexienbiopharma.com:

●	11/6/18 - Nexien BioPharma Advances in Clinical Use of a Cannabinoid-Based Formulation for the Treatment of Myotonic Dystrophies and Myotonia.

●	11/28/18 - Nexien BioPharma Begins Collaboration with a major Ivy League University Medical School in Pre-Clinical Studies Advanced Parenteral (non-oral) Cannabinoid-Based Formulations for the acute Treatment of Convulsive Disorders.

Details of our ongoing R&D work is well described in our recent 10k and 8k filings; however we would like to further highlight our recent announcement of Nexien’s collaboration in executing pre-clinical studies with a prestigious Ivy League University Medical School and their Neurology Department Laboratory to conduct pre-clinical animal studies.

The initial focus of these pre-clinical studies will be on testing the absorption kinetics and relative bioavailability of Nexien’s advanced formulations consisting of multiple non-psychoactive cannabinoids in specifically defined ratios. These formulations will be administered via a targeted parenteral (non-oral) delivery modality. The optimization of these formulations will build a core platform for Nexien’s technology and intellectual property portfolio, and these formulations will be further tested across multiple disease indications in Nexien’s R&D pipeline.

The subsequent focus of these pre-clinical studies will be testing the formulation efficacy using a comprehensively designed study protocol with a specific epilepsy mouse model. A positive outcome from this study will be a significant milestone for Nexien, and more broadly, a significant milestone for solving the intrinsic challenges with oral and oral-mucosal administration of currently available cannabinoid medications for convulsive disorders, particularly epilepsy and refractory epilepsy.

Nexien will further investigate these formulations, as well as additional Nexien formulations, in ongoing pre-clinical studies for their efficacy in treating a range of disease states in human and also veterinary applications.

Our management’s commitment is to create shareholder value throughout our long-term pharmaceutical R&D roadmap, and to help move the pharmaceutical industry closer to bringing more advanced, strongly demanded, and much needed cannabinoid-based pharmaceuticals to patients across the world.

On behalf of the Board of Directors, our management team and Alain and Alex, we wish you and your families a delightful and healthy holiday season and thank you for your ongoing support.

Alex Wasyl	Alain Bankier
Chief Executive Officer	Executive Chair of the Board of Directors & CSO

About Nexien BioPharma Inc.

Nexien BioPharma is a US-based pharmaceutical company engaged in the formulation, development and commercialization of cannabinoid-based pharmaceuticals in accordance with U.S. Food and Drug Administration (“FDA”) pre-clinical and clinical pathways, to address a broad range of medical conditions and disorders.

Nexien BioPharma website: www.NEXIENBioPharma.com

Nexien Disclosure Notice: This communication may contain “forward-looking statements”, which are deemed to be any statements made by or on behalf of Nexien BioPharma that are not statements of historical facts. These statements reflect current beliefs, and a number of important factors could cause actual results to differ materially from those expressed in this communication, including the factors set forth in “Risk Factors” in our most recent Form 10-K filed with the Securities and Exchange Commission (SEC) and subsequent filings with the SEC. Readers are cautioned not to place reliance on these forward-looking statements, which are valid only as of the date they were made. Nexien BioPharma undertakes no obligation to update or revise any forward-looking statements to reflect new information or the occurrence of unanticipated events or otherwise, except as expressly required by law.

Company Contact:

Mark Lubchenco

Director of Investor Relations

Nexien BioPharma Inc.

Tel: 1-303-495-7583

Email: mlubchenco@nexienbiopharma.com